UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-51868

CORNERSTONE REALTY FUND, LLC
(Exact name of registrant as specified in its charter)

1920 Main Street., Suite 400
Irvine, California 92614
(949) 852-1007
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Units of Limited Liability Company Interest
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     None

Pursuant to the requirements of the Securities Exchange Act of 1934, Cornerstone Realty Fund, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CORNERSTONE REALTY FUND, LLC

	By:	CORNERSTONE INDUSTRIAL PROPERTIES, LLC
Its Managing Member

		By:	CORNERSTONE VENTURES, INC.
Its Manager

Dated: February 27, 2012			By:	/s/ Terry G. Roussel
Terry G. Roussel, President
(Principal Executive Officer and
Principal Financial Officer)